Exhibit 99.1

UCLOUDLINK GROUP INC. Announces Unaudited Second Quarter 2023 Financial Results

Hong Kong, August 16, 2023 – UCLOUDLINK GROUP INC. (“UCLOUDLINK” or the “Company”) (NASDAQ: UCL), the world’s first and leading mobile data traffic sharing marketplace, today announced its unaudited financial results for the three months ended June 30, 2023.

Second Quarter 2023 Financial Highlights

●	Total revenues were US$22.0 million, representing an increase of 21.9% from US$18.0 million in the second quarter of 2022.

●	Gross profit was US$9.9 million, representing an increase of 24.0% from US$8.0 million in the second quarter of 2022.

●	Loss from operations was US$0.9 million, compared to a loss from operations of US$5.8 million in the second quarter of 2022.

●	Net loss was US$0.9 million, compared to a net loss of US$6.3 million in the second quarter of 2022.

●	Adjusted net income (non-GAAP) was US$1.8 million, compared to an adjusted net loss of US$1.5 million in the second quarter of 2022.

●	Adjusted EBITDA (non-GAAP) was US$2.1 million, compared to negative US$1.0 million in the second quarter of 2022.

Second Quarter 2023 Operational Highlights

●	Total data consumed in the second quarter through the Company’s platform was 45,682 terabytes (5,530 terabytes procured by the Company and 40,152 terabytes procured by our business partners), representing an increase of 5.3% from 43,402 terabytes in the second quarter of 2022.

●	Average daily active terminals in the second quarter were 318,778 (7,386 owned by the Company and 311,392 owned by our business partners), representing an increase of 9.0% from 292,432 in the second quarter of 2022. 53.6% of daily active terminals were from uCloudlink 2.0 local data connectivity services and 46.4% of daily active terminals were from uCloudlink 1.0 international data connectivity services during the second quarter of 2023. Average daily data usage per terminal was 1.59 GB in June 2023.

●	As of June 30, 2023, the Company had served 2,436 business partners in 63 countries and regions. The Company had 179 patents with 143 approved and 36 pending approval, while our pool of SIM cards was from 369 MNOs globally as of June 30, 2023.

Executive Commentary

Mr. Chaohui Chen, Director and Chief Executive Officer of UCLOUDLINK, noted, “During the second quarter of 2023, we were pleased to have achieved positive cash flow from operations for a fifth consecutive quarter. We continued to report strong top line growth with total revenues of US$22.0 million, representing a 21.9% increase from the prior-year period, and recorded a positive adjusted net income (non-GAAP) of US$1.8 million compared to an adjusted net loss (non-GAAP) of US$1.5 million in the second quarter of 2022. We are delighted that our uCloudlink 1.0 business has demonstrated significant growth as a result of the recovery in international travel, particularly driven by Chinese tourists utilizing Roamingman brand services. Our cutting-edge 5G roaming solutions, powered by our innovative hyper-connectivity (HyperConn) solution and unique 5G portable Wi-Fi terminals, have differentiated our services portfolio with various data traffic packages from 4G to 5G, elevating the user experience across a broad audience to enhance our leading competitive position within the global roaming market.”

Mr. Chen continued, “In July 2023, we launched the GlocalMe SIM card backed by our patented cloud SIM technology, allowing users to freely purchase and use multiple global data plans as needed. The GlocalMe SIM card currently covers 10 major destination countries including Japan, the United States and Australia, and we expect to gradually expand its availability into more countries. In addition, UCLOUDLINK’s Internet of Things (IoT) modules will start to be commercially embedded in the devices of a major mobile network operator in Japan within 2023, marking a significant expansion into IoT application scenarios and adding another recurring revenue stream to our business. We are launching a pilot sale of a GPS tracker-enabled roaming portable Wi-Fi terminal that we believe will be the smallest one in the world, and testing commercially an upgraded Customer Premises Equipment. We expect these developments, together, will significantly enrich our portfolio of offerings available to our customers, providing various commercial options that address more than portable Wi-Fi-driven demands. We remain optimistic that the continuous expansion of our scope of products and services as well as our research and development capabilities will enable us to execute our growth strategies, allowing us to further gain market share in the consumer business and the fixed broad band (FBB) business. At the same time, we continue to prepare for the full initiation of our one-stop marketplace application, and believe that these efforts of expansion will add to the momentum to grow a larger user base that fuels the near-term readiness and moreover, the long-term prosperity of the marketplace. UCLOUDLINK has played a significant part in integrating high-quality data connectivity to various life scenarios, and we believe that our solutions truly enable our customers and users to live a more convenient and intelligent life, from ‘connected’ to ‘better connection’.”

Second Quarter 2023 Financial Results

Revenues

Total Revenues were US$22.0 million, representing an increase of 21.9% from US$18.0 million in the same period of 2022.

●	Revenues from services were US$14.1 million, representing an increase of 25.2% from US$11.2 million in the same period of 2022. This increase was primarily attributable to the increase in revenues from data connectivity services.

●	Revenues from data connectivity services were US$11.2 million, representing an increase of 30.5% from US$8.6 million in the same period of 2022. This increase was primarily attributable to an increase in revenues from international data connectivity services to US$9.0 million in the second quarter of 2023 from US$6.8 million in the same period of 2022, and an increase in revenues from local data connectivity services to US$2.2 million in the second quarter of 2023 from US$1.8 million in the same period of 2022. This increase in revenues from data connectivity services was mainly attributable to the accelerated recovery of international travel and the continuous development of the local data connectivity services.

●	Revenues from PaaS and SaaS services were US$2.6 million, representing an increase of 5.5% from US$2.5 million in the same period of 2022.

●	Revenues from sales of products were US$7.9 million, representing an increase of 16.5% from US$6.8 million in the same period of 2022, primarily due to the increase in sales of terminals.

●	Geographic Distribution

During the second quarter of 2023, as a percentage of our total revenues, Japan contributed 43.0%, North America contributed 29.5%, Mainland China contributed 11.6% and other countries and regions contributed the remaining 15.9%, compared to 38.1%, 39.2%, 1.4% and 21.3%, respectively, in the same period of 2022.

Cost of Revenues

Cost of revenues was US$12.1 million, representing an increase of 20.3% from US$10.0 million in the same period of 2022. This increase was associated with the increase in both revenues from services and revenues from sales of products.

●	Cost of services was US$5.9 million, representing an increase of 20.1% from US$4.9 million in the same period of 2022.

●	Cost of products sold was US$6.2 million, representing an increase of 20.5% from US$5.1 million in the same period of 2022.

Gross Profit

Overall gross profit was US$9.9 million, compared to US$8.0 million in the same period of 2022. Overall gross margin was 44.9% in the second quarter of 2023, compared to 44.1% in the same period of 2022.

Our gross profit on services was US$8.2 million, compared to US$6.3 million in the same period of 2022. Our gross margin on services was 58.0% in the second quarter of 2023, compared to 56.2% in the same period of 2022.

Our gross profit on sales of products was US$1.7 million, compared to US$1.7 million in the same period of 2022. Our gross margin on sales of products was 21.5% in the second quarter of 2023, compared to 24.1% in the same period of 2022.

Operating Expenses

Total operating expenses were US$9.0 million, compared to US$8.3 million in the same period of 2022.

●	Research and development expenses were US$1.6 million, representing a decrease of 35.8% from US$2.4 million in the same period of 2022. This decrease was primarily attributable to a decrease of US$0.7 million in staff costs and a decrease of US$0.3 million in share-based compensation expenses.

●	Sales and marketing expenses were US$3.5 million, representing an increase of 40.5% from US$2.5 million in the same period of 2022. This increase was primarily due to an increase of US$0.3 million in share-based compensation expenses, an increase of US$0.3 million in promotional fees, and an increase of US$0.2 million in staff costs.

●	General and administrative expenses were US$3.9 million, representing an increase of 13.4% from US$3.4 million in the same period of 2022. This increase was primarily due to an increase of US$0.5 million in share-based compensation expenses and an increase of US$0.3 million in professional service fees, which was partially offset by a decrease of US$0.2 million in provision of bad debt expense.

Loss from Operations

Loss from operations was US$0.9 million, compared to a loss from operations of US$5.8 million in the same period of 2022.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA (Non-GAAP), which excludes the impact of share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization, was US$2.1 million, compared to negative US$1.0 million in the same period of 2022.

Net Interest Expenses

Net interest expenses were US$0.01 million, compared to net interest expenses of US$0.2 million in the same period of 2022.

Net Loss

Net loss was US$0.9 million, compared to a net loss of US$6.3 million in the same period of 2022.

Adjusted Net Income/(Loss) (Non-GAAP)

Adjusted net income, which excludes the impact of share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, was US$1.8 million, compared to an adjusted net loss US$1.5 million in the same period of 2022.

Basic and Diluted Loss per ADS

Basic and diluted loss per ADS attributable to ordinary shareholders were US$0.02 in the second quarter of 2023, compared to basic and diluted loss per ADS of US$0.22 in the same period of 2022.

Cash and Cash Equivalents and Short-Term Deposits

As of June 30, 2023, the Company had cash and cash equivalents and short-term deposits of US$18.8 million, compared to US$16.7 million as of March 31, 2023. This increase was primarily attributable to net inflow of US$3.4 million from operations and net proceeds of US$0.7 million from bank borrowings, partially offset by a repayment of US$1.0 million for bank borrowings and a payment of US$0.5 million for capital expenditures.

Capital Expenditures (“CAPEX”)

Capital expenditures were US$0.5 million compared to US$0.2 million in the same period of 2022.

Business Outlook

For the third quarter of 2023, UCLOUDLINK expects total revenues to be between US$23.5 million and US$24.5 million, representing an increase of 29.1% to 34.6% compared to the same period of 2022.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions and customer demand. The global outbreak of COVID-19, which had a severe and negative impact on the global economy since the first quarter of 2020, presents continuous and various global risks. We will continue to carefully monitor COVID-19 related factors.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income/(loss) is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax. Adjusted EBITDA is defined as net income/(loss) excluding share-based compensation, fair value gain/loss in other investments, share of profit/loss in equity method investment, net of tax, interest expense, income tax expenses and depreciation and amortization.

The Company believes that adjusted net income/(loss) and adjusted EBITDA help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in income/(loss) from operations and net income/(loss). The Company believes that adjusted net income/(loss) and adjusted EBITDA provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non- GAAP financial measures have limitations as analytical tools. One of the key limitations of using adjusted net income/(loss) and adjusted EBITDA is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation, fair value gain/loss in other investments and share of profit/loss in equity method investment, net of tax, have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensate for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating its performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

UCLOUDLINK will hold a conference call at 8:30 a.m. Eastern Time on Wednesday, August 16, 2023 (8:30 p.m. Beijing Time on the same day) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

International:	+1-412-902-4272
US (Toll Free):	+1-888-346-8982
UK (Toll Free):	0-800-279-9489
UK (Local Toll):	0-207-544-1375
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong (Local Toll):	+852-3018-4992
Singapore (Toll Free):	800-120-6157
Australia (Toll Free):	1-800-121301

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “UCLOUDLINK GROUP INC.”

Additionally, a live and archived webcast of the conference call will be available at https://ir.ucloudlink.com.

A telephone replay will be available one hours after the end of the conference until August 23, 2023 by dialing:

US (Toll Free):	+1-877-344-7529
International:	+1-412-317-0088
Canada (Toll Free):	855-669-9658
Replay Passcode:	4498844

About UCLOUDLINK GROUP INC.

UCLOUDLINK is the world’s first and leading mobile data traffic sharing marketplace, pioneering the sharing economy business model for the telecommunications industry. The Company’s products and services deliver unique value propositions to mobile data users, handset and smart-hardware companies, mobile virtual network operators (MVNOs) and mobile network operators (MNOs). Leveraging its innovative cloud SIM technology and architecture, the Company has redefined the mobile data connectivity experience by allowing users to gain access to mobile data traffic allowance shared by network operators on its marketplace, while providing reliable connectivity, high speeds and competitive pricing.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the financial guidance and quotations from management in this announcement, as well as UCLOUDLINK’s strategic and operational plans, contain forward-looking statements. UCLOUDLINK may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about UCLOUDLINK’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UCLOUDLINK’s strategies; UCLOUDLINK’s future business development, financial condition and results of operations; UCLOUDLINK’s ability to increase its user base and usage of its mobile data connectivity services, and improve operational efficiency; competition in the global mobile data connectivity service industry; changes in UCLOUDLINK’s revenues, costs or expenditures; governmental policies and regulations relating to the global mobile data connectivity service industry, general economic and business conditions globally and in China; the impact of the COVID-19 pandemic to UCLOUDLINK’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and UCLOUDLINK undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

UCLOUDLINK GROUP INC.
Jillian Zeng
Tel: +852-2180-6111
E-mail: ir@ucloudlink.com

Investor Relations:

The Equity Group Inc.
Alice Zhang, Associate
Tel: +1-212-836-9610
E-mail: azhang@equityny.com

In China:

Lucy Ma, Associate
Tel: +86 10 5661 7012
E-mail: lma@equityny.com

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except for share and per share data)

	As of December 31,	As of June 30,
	2022	2023
ASSETS
Current assets
Cash and cash equivalents	14,921	18,628
Short-term deposit	197	195
Accounts receivable, net	5,961	8,172
Inventories	3,624	1,799
Prepayments and other current assets	4,255	4,503
Other investments	11,690	11,405
Amounts due from related parties	698	397
Total current assets	41,346	45,099
Non-current assets
Prepayments	688	459
Long-term investments	1,711	1,693
Property and equipment, net	1,181	1,613
Right-of-use assets, net	206	1,762
Intangible assets, net	802	706
Total non-current assets	4,588	6,233
TOTAL ASSETS	45,934	51,332

LIABILITIES
Current liabilities
Short term borrowings	2,876	2,629
Accrued expenses and other liabilities	24,014	22,741
Accounts payable	6,832	7,636
Amounts due to related parties	1,481	1,263
Contract liabilities	1,052	991
Lease liabilities	184	683
Total current liabilities	36,439	35,943
Non-current liabilities
Lease liabilities	-	1,072
Other non-current liabilities	204	175
Total non-current liabilities	204	1,247
TOTAL LIABILITIES	36,643	37,190

SHAREHOLDERS’ EQUITY
Class A ordinary shares	12	12
Class B ordinary shares	6	6
Additional paid-in capital	236,774	239,157
Accumulated other comprehensive income	1,876	3,187
Accumulated losses	(229,377)	(228,220)
TOTAL SHAREHOLDERS’ EQUITY	9,291	14,142
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	45,934	51,332

UCLOUDLINK GROUP INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of US$, except for share and per share data)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Revenues	18,024	21,977	33,637	39,983
Revenues from services	11,257	14,096	21,084	27,012
Sales of products	6,767	7,881	12,553	12,971
Cost of revenues	(10,069)	(12,112)	(19,847)	(21,517)
Cost of services	(4,936)	(5,927)	(9,947)	(11,029)
Cost of products sold	(5,133)	(6,185)	(9,900)	(10,488)
Gross profit	7,955	9,865	13,790	18,466
Research and development expenses	(2,419)	(1,554)	(5,101)	(2,857)
Sales and marketing expenses	(2,503)	(3,516)	(5,290)	(6,437)
General and administrative expenses	(3,408)	(3,866)	(7,988)	(7,301)
Other expense, net	(5,440)	(1,866)	(8,776)	(745)
(Loss)/income from operations	(5,815)	(937)	(13,365)	1,126
Interest income	2	19	5	24
Interest expenses	(184)	(31)	(346)	(80)
Amortization of beneficial conversion feature	(237)	-	(456)	-
(Loss)/income before income tax	(6,234)	(949)	(14,162)	1,070
Income tax expense	(118)	(31)	(119)	(44)
Share of profit in equity method investment, net of tax	63	63	77	131
Net (loss)/income	(6,289)	(917)	(14,204)	1,157
Attributable to:
Equity holders of the Company	(6,289)	(917)	(14,204)	1,157

(Loss)/earnings per share for Class A and Class B ordinary shares
Basic	(0.02)	(0.00)	(0.05)	0.00
Diluted	(0.02)	(0.00)	(0.05)	0.00

(Loss)/earnings per ADS (10 Class A shares equal to 1 ADS)
Basic	(0.22)	(0.02)	(0.49)	0.03
Diluted	(0.22)	(0.02)	(0.49)	0.03

Shares used in loss/earnings per Class A and Class B ordinary share computation:
Basic	289,747,650	370,585,142	291,887,614	370,014,825
Diluted	289,747,650	370,585,142	291,887,614	370,014,825

Net (loss)/income	(6,289)	(917)	(14,204)	1,157
Other comprehensive income, net of tax
Foreign currency translation adjustment	1,880	1,087	1,832	1,311
Total comprehensive (loss)/income	(4,409)	170	(12,372)	2,468

UCLOUDLINK GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Net cash generated from/(used in) operating activities	2,462	3,411	(1,976)	5,055
Net cash used in investing activities	(186)	(375)	(179)	(677)
Net cash (used in)/generated from financing activities	(719)	(339)	7,002	(142)
Increase in cash, cash equivalents and restricted cash	1,557	2,697	4,847	4,236
Cash and cash equivalents at beginning of the period	11,010	16,524	7,868	14,921
Effect of exchange rates on cash and cash equivalents	(582)	(593)	(730)	(529)
Cash and cash equivalents at end of the period	11,985	18,628	11,985	18,628

UCLOUDLINK GROUP INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(In thousands of US$)

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Reconciliation of Net (Loss)/Income to Adjusted Net (Loss)/Income
Net (loss)/income	(6,289)	(917)	(14,204)	1,157
Add: share-based compensation	1,011	1,601	1,711	2,334
fair value loss in other investments	3,822	1,215	6,731	284
Less: share of profit in equity method investment, net of tax	(63)	(63)	(77)	(131)
Adjusted net (loss)/income	(1,519)	1,836	(5,839)	3,644

	For the three months ended		For the six months ended
	June 30, 2022	June 30, 2023	June 30, 2022	June 30, 2023
Reconciliation of Net (Loss)/Income to Adjusted EBITDA
Net (loss)/income	(6,289)	(917)	(14,204)	1,157
Add:
Interest expense	184	31	346	80
Income tax expense	118	31	119	44
Depreciation and amortization	228	239	522	447
EBITDA	(5,759)	(616)	(13,217)	1,728
Add: share-based compensation	1,011	1,601	1,711	2,334
fair value loss in other investments	3,822	1,215	6,731	284
Less: share of profit in equity method investment, net of tax	(63)	(63)	(77)	(131)
Adjusted EBITDA	(989)	2,137	(4,852)	4,215